SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K


                 [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                    For fiscal year ended December 31, 1998

                                      OR

               [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from          to



                       Commission file number 000-28732



           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              HVIDE MARINE INCORPORATED RETIREMENT PLAN AND TRUST



        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                           HVIDE MARINE INCORPORATED
                       2200 Eller Drive, P.O. Box 13038
                        Ft. Lauderdale, Florida  33316
                          Telephone:  (954) 523-2200

                                 SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      HVIDE MARINE INCORPORATED
                                      RETIREMENT PLAN AND TRUST



Date:  June 29, 1999                  By:   /s/ GARY C. VAIL
                                           Gary C. Vail, Plan Administrator

            HVIDE MARINE INCORPORATED RETIREMENT PLAN AND TRUST

                        Financial Statements and
                         Supplemental Schedules

                 Year ended December 31, 1998 and 1997

                                INDEX

Report of Independent Auditors.............................................F-2

Audited Financial Statements:

   Statements of Net Assets Available for Benefits,
   With Fund Information...................................................F-3

   Statement of Changes in Net Assets Available for Benefits,
   With Fund Information...................................................F-5

   Notes to Financial Statements...........................................F-9

Supplemental Schedules:

   Schedule of Assets Held for Investment Purposes........................F-13

   Schedule of Reportable Transactions....................................F-14

                       Report of Independent Auditors

Compensation Committee
Hvide Marine Incorporated Retirement Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Hvide Marine Incorporated Retirement Plan and Trust (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             /s/ ERNST & YOUNG LLP

June 8, 1999
Miami, Florida

               Hvide Marine Incorporated Retirement Plan and Trust

     Statements of Net Assets Available for Benefits, With Fund Information

                           December 31, 1998 and 1997



                                            Spectrum   Dividend         Equity       Equity      Inter-
                              High Yield   Income        Growth         Income        Index     national     Mid Cap   New America
                                 Fund         Fund        Fund           Fund       500 Fund   Stock Fund    Growth    Growth Fund
                              -----------  ----------  -----------   -----------  -----------  -----------  --------   -----------
1998
Assets
Investments at fair value
   (Note 3):
   Mutual Funds............   $   267,449  $  258,199  $   350,465   $ 4,357,747  $ 5,899,372  $   583,256  $ 1,611,672   $799,060
   Cash....................            --          --           --            --           --           --           --         --
   Common Trust Fund.......            --          --           --            --           --           --           --         --
   Company Stock...........            --          --           --            --           --           --           --         --
                              -----------  ----------  -----------   -----------  -----------  -----------  -----------   --------
                                  267,449     258,199      350,465     4,357,747    5,899,372      583,256    1,611,672    799,060

Contributions Receivable:
   Participants............         4,247       3,889        3,213        24,208       32,976        3,954       12,992      6,952
   Employer................         2,878       2,882        2,290        18,758       24,710        2,680        9,300      4,696
                              -----------  ----------  -----------   -----------  -----------  -----------  -----------   --------
Net assets available for
 benefits..................   $   274,574  $  264,970  $   355,968   $ 4,400,713  $ 5,957,058  $   589,890  $ 1,633,964   $810,708
                              ===========  ==========  ===========   ===========  ===========  ===========  ===========   ========

1997
Assets
Investments:
   Mutual Funds............   $   162,994  $  117,383  $        --   $ 4,129,048  $ 3,932,043  $   671,618  $ 1,052,612   $409,004
   Common Trust Fund.......            --          --           --            --           --           --           --         --
   Company Stock...........            --          --           --            --           --           --           --         --
                              -----------  ----------  -----------   -----------  -----------  -----------  -----------   --------
                                  162,994     117,383           --     4,129,048    3,932,043      671,618    1,052,612    409,004
Contributions Receivable:
   Participants............         2,371       1,597           --        21,080       18,420        4,207        6,840      4,406
   Employer................           677         434           --         5,443        4,735        1,018        1,563        974
                              -----------  ----------  -----------   -----------  -----------  -----------  -----------   --------
Net assets available for
 benefits..................   $   166,042  $  119,414  $        --   $ 4,155,571  $ 3,955,198  $   676,843  $ 1,061,015   $414,384
                              ===========  ==========  ===========   ===========  ===========  ===========  ===========   ========













                             See accompanying notes.

               Hvide Marine Incorporated Retirement Plan and Trust

            Statements of Net Assets Available for Benefits, With Fund
                           Information (continued)

                           December 31, 1998 and 1997


                                                      Science and                              Stable Value
                          New Asia    New Horizons    Technology   Small-Cap    Hvide Marine   Common Trust
                            Fund          Fund           Fund      Value Fund   Common Stock       Fund       Other       Total
                        -----------  -------------   ------------  ----------   ------------  -----------   ---------  ------------
1998
Assets
Investments at fair value (Note 3):
  Mutual Funds........  $    70,938  $     532,618   $  1,571,747  $ 2,776,526  $       --   $          --  $     --  $ 19,079,049
  Cash................           --             --             --           --          --              --    16,000        16,000
  Common Trust
    Fund..............           --             --             --           --          --      10,264,999        --    10,264,999
  Company Stock.......           --             --             --           --     416,674              --        --       416,674
                        -----------  -------------   ------------  -----------  ----------   -------------  --------  ------------
                             70,938        532,618      1,571,747    2,776,526     416,674      10,264,999    16,000    29,776,722

Contributions Receivable:
  Participants........          929          5,877         13,910       14,013       3,354          46,993        --       177,507
  Employer............          758          3,859         10,464       11,858       2,207          46,511        --       143,851
                        -----------  -------------   ------------  -----------  ----------   -------------  --------  ------------
Net assets available for
  benefits............  $    72,625  $     542,354   $  1,596,121  $ 2,802,397  $  422,235   $  10,358,503  $ 16,000  $ 30,098,080
                        ===========  =============   ============  ===========  ==========   =============  ========  ============

1997
Assets
Investments:
  Mutual Funds........   $   41,971  $     704,253   $    879,804  $ 3,871,570  $       --   $          --  $     --  $ 15,972,300
  Common Trust Fund              --             --             --           --          --       8,779,589        --     8,779,589
  Company Stock.......           --             --             --           --     293,341              --        --       293,341
                        -----------  -------------   ------------  -----------  ----------   -------------  --------  ------------
                             41,971        704,253        879,804    3,871,570     293,341       8,779,589        --    25,045,230
Contributions Receivable:
  Participants........          467          3,751          8,094       14,204       1,834          43,867        --       131,138
  Employer............          115            854          1,771        3,930         487          13,558        --        35,559
                        -----------  -------------   ------------  -----------  ----------   -------------  --------  ------------
Net assets available for
 benefits.............  $    42,553  $     708,858   $    889,669  $ 3,889,704  $  295,662   $   8,837,014  $     --  $ 25,211,927
                        ===========  =============   ============  ===========  ==========   =============  ========  ============














                             See accompanying notes.

               Hvide Marine Incorporated Retirement Plan and Trust

                           Statement of Changes in Net
                          Assets Available for Benefits

                          Year ended December 31, 1998


                                                                                            Equity                     New
                                 High     Spectrum   Dividend     Equity       Index         Int'l        Mid        America
                                 Yield     Income     Growth      Income        500          Stock        Cap        Growth
                                 Fund       Fund       Fund        Fund        Fund          Fund       Growth        Fund
                               ---------  ---------  ---------  ----------  ----------   ----------  -----------  -----------
Additions to net assets
attributed to:
  Investment income:
    Net appreciation
    (depreciation)
    in fair value of
    investments...............  $ (13,731) $  (3,494) $     (35) $   62,730  $1,124,279   $   74,001  $   207,237  $   30,754
    Dividends.................     21,448     18,337     12,428     335,457      71,119       21,237       31,659      58,580
  Participant contributions...     53,330     50,171     34,312     362,317     406,736       65,518      186,161     118,395
  Employer contributions......     38,982     31,066     13,322     248,638     265,804       37,833       96,588      56,735
                                ---------  ---------  ---------  ----------  ----------   ----------  -----------  ----------
Total additions...............    100,029     96,080     60,027   1,009,142   1,867,938      198,589      521,645     264,464

Deductions from net assets
  attributed to:
  Benefits paid directly
    to participants...........     (8,285)    (5,556)        --     (80,408)    (96,657)    (142,810)     (65,286)    (20,572)
                                ---------  ---------  ---------  ----------  ----------   ----------  -----------  ----------
Total deductions..............     (8,285)    (5,556)        --     (80,408)    (96,657)    (142,810)     (65,286)    (20,572)
                                ---------  ---------  ---------  ----------  ----------   ----------  -----------  ----------
Net increase (decrease) prior
 to interfund
 transfers....................     91,744     90,524     60,027     928,734   1,771,281       55,779      456,359     243,892
Interfund transfers...........     16,788     55,032    295,941    (683,592)    230,579     (142,732)     116,590     152,432
                                ---------  ---------  ---------  ----------  ----------   ----------  -----------  ----------
Net increase (decrease).......    108,532    145,556    355,968     245,142   2,001,860      (86,953)     572,949     396,324

Net assets available for
  benefits at beginning
  of year.....................    166,042    119,414         --   4,155,571   3,955,198      676,843    1,061,015     414,384
                                ---------  ---------  ---------  ----------  ----------   ----------  -----------  ----------
Net assets available for
  benefits at
  end of year.................   $274,574  $ 264,970  $ 355,968  $4,400,713  $5,957,058   $  589,890  $ 1,633,964  $  810,708
                                =========  =========  =========  ==========  ==========   ==========  ===========  ==========


























                             See accompanying notes.

               Hvide Marine Incorporated Retirement Plan and Trust

                           Statement of Changes in Net
                    Assets Available for Benefits (continued)

                          Year ended December 31, 1998

                                                                               Stable
                                                                  Hvide        Value    Stable
                        New      New      Science &  Small-Cap   Marine       Common     Value                   Cash
                       Asia   Horizons   Technology    Value     Common       Trust       Fund                    Not
                       Fund     Fund        Fund        Fund      Stock       Fund      Schedule E     Other    Invested    Total
Additions to net assets
 attributed to:
   Investment income:
     Net appreciation
      (depreciation) in
      fair value
      of
      investments..  $(4,021) $  13,417  $  363,174  $ (652,923) $(717,809) $       --  $        --  $     --  $    --  $   483,579
     Dividends.....    1,242     27,224      37,456     196,807         --     313,642      236,627        --       --    1,383,263
   Participant
    contributions..    9,039     99,271     165,689     236,181     54,978     297,160      313,050        --       --    2,452,308
   Employer
    contributions..    6,213     49,628     102,339     165,179     26,405     287,863      265,564   (79,849)      --    1,612,310
                     -------  ---------  ----------  ----------  ---------  ----------  -----------  --------  -------  -----------
Total additions
 (decrease)........   12,473    188,540     665,658     (54,756)  (636,426)    898,665      815,241   (79,849)      --    5,931,460

Deductions from net
assets attributed to:
   Benefits paid
    directly
    to
    participants...       --    (22,801)    (36,897)    (33,757)    (1,093)   (267,101)    (264,084)       --       --   (1,045,307)
                     -------  ---------  ----------  ----------  ---------  ----------  -----------  --------  -------  -----------
Total deductions...       --    (22,801)    (36,897)    (33,757)    (1,093)   (267,101)    (264,084)       --       --   (1,045,307)
                     -------  ---------  ----------  ----------  ---------  ----------  -----------  --------  -------  -----------
Net increase
 (decrease)
 prior to interfund
 transfers.........   12,473    165,739     628,761     (88,513)  (637,519)    631,564      551,157   (79,849)      --    4,886,153
Interfund transfers
 (decrease)........   17,599   (333,243)     74,691    (998,794)   764,092  (9,468,578)   9,807,346    79,849   16,000           --
                     -------  ---------  ----------  ----------  ---------  ----------  -----------  --------  -------  -----------
Net increase.......   30,072   (167,504)    703,452  (1,087,307)   126,573  (8,837,014)  10,358,503        --   16,000    4,886,153

Net assets
 available for
 benefits at
 beginning
 of year  .........   42,553    708,858     889,669   3,889,704    295,662   8,837,014          --         --       --   25,211,927
                    --------  ---------  ---------- -----------  ---------  ---------- -----------   --------   ------  -----------
Net assets available
 for benefits at
 end of year....... $ 72,625  $ 541,354  $1,593,121  $2,802,397  $ 422,235  $       --  $10,358,503  $     --  $16,000  $30,098,080
                     =======  =========  ==========  ==========  =========  ==========  ===========  ========  =======  ===========














                             See accompanying notes.

               Hvide Marine Incorporated Retirement Plan and Trust

                           Statement of Changes in Net
              Assets Available for Benefits, With Fund Information

                          Year ended December 31, 1997


                                                                                        Equity                                 New
                                                      High    Spectrum     Equity       Index        Int'l       Mid         America
                                                      Yield    Income       Income       500         Stock       Cap         Growth
                                                      Fund      Fund        Fund        Fund         Fund      Growth         Fund
                                                    -------- ----------    --------  ---------    ---------   ----------  ----------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in fair value
    of investments...............................   $  5,772  $  3,440   $  456,240  $   757,277  $ (28,077) $   128,960  $  48,945
    Dividends....................................      8,567     6,832      395,021       79,062     35,846       10,924     19,365
  Participant contributions......................     37,932    24,647      297,641      242,925     67,255       88,396     50,974
  Employer contributions.........................     23,781    16,059      189,609      151,617     40,377       51,017     34,587
                                                    --------  --------   ----------  -----------  ---------  -----------  ---------
Total additions..................................     76,052    50,978    1,338,511    1,230,881    115,401      279,297    153,871

Deductions from net assets attributed to:
  Benefits paid directly to participants.........     (9,561)   (4,185)    (195,555)    (191,214)    (9,984)     (12,744)   (10,736)
                                                    --------  --------   ----------  -----------  ---------  -----------  ---------
Total deductions.................................     (9,561)   (4,185)    (195,555)    (191,214)    (9,984)     (12,744)   (10,736)
                                                    --------  --------   ----------  -----------  ---------  -----------  ---------
Net increase (decrease) prior to interfund
 transfers.......................................     66,491    46,793    1,142,956    1,039,667    105,417      266,553    143,135
Interfund transfers..............................     67,203    10,275      317,189      537,450      4,579       55,507   (144,839)
                                                    --------  --------   ----------  -----------  ---------  -----------  ---------
Net increase (decrease)..........................    133,694    57,068    1,460,145    1,577,117    109,996      322,060     (1,704)

Net assets available for benefits at beginning
  of year........................................     32,348    62,346    2,695,426    2,378,081    566,847      738,955    416,088
                                                    --------  --------   ----------  -----------  ---------  -----------  ---------
Net assets available for benefits at end of year.   $166,042  $119,414   $4,155,571  $ 3,955,198  $ 676,843  $ 1,061,015  $ 414,384
                                                    ========  ========   ==========  ===========  =========  ===========  =========




















                             See accompanying notes.

               Hvide Marine Incorporated Retirement Plan and Trust

                           Statement of Changes in Net
        Assets Available for Benefits, With Fund Information (continued)

                          Year ended December 31, 1997


                                                                                                            Stable
                                                                                                Hvide        Value
                                              New          New        Science &  Small-Cap      Marine       Common
                                             Asia        Horizons    Technology    Value       Common        Trust
                                             Fund         Fund          Fund        Fund        Stock        Fund          Total
                                          ----------   -----------  -----------  ----------  -----------  -----------  -----------
Additions to net assets attributed to:
  Investment income:
    Net realized and unrealized appreciation
      (depreciation) in fair value.......  $ (34,195)  $   52,176   $ (89,202)   $  534,246  $    5,821  $        --  $  1,841,403
    Dividends............................        628       17,092      83,561       247,042          --      508,938     1,412,878
  Participant contributions..............     15,863       62,659      96,731       209,885      18,031      594,488     1,807,427
  Employer contributions.................      7,673       38,156      55,522       138,299       9,168      467,828     1,223,693
                                           ---------   ----------   ---------    ----------  ----------  -----------  ------------
Total additions..........................    (10,031)     170,083     146,612     1,129,472      33,020    1,571,254     6,285,401

Deductions from net assets attributed to:
  Benefits paid directly to participants.     (7,184)     (12,689)     (5,089)      (69,080)     (2,779)    (583,506)   (1,114,306)
                                           ---------   ----------   ---------    ----------  ----------  -----------  ------------
Total deductions.........................     (7,184)     (12,689)     (5,089)      (69,080)     (2,779)    (583,506)   (1,114,306)
                                           ---------   ----------   ---------    ----------  ----------  -----------  ------------
Net increase (decrease) prior to interfund
  transfers..............................    (17,215)     157,394     141,523     1,060,392      30,241      987,748     5,171,095
Interfund transfers......................   (108,722)    (243,997)     26,057       260,037     261,797   (1,042,536)           --
                                           ---------   ----------   ---------    ----------  ----------  -----------  ------------
Net increase (decrease)..................   (125,937)     (86,603)    167,580     1,320,429     292,038      (54,788)    5,171,095

Net assets available for benefit at
 inception of plan.......................    168,490      795,461     722,089     2,569,275       3,624    8,891,802    20,040,832
                                           ---------   ----------   ---------    ----------  ----------  -----------  ------------
Net assets available for benefit at
  end of year  ..........................  $  42,553   $  708,858   $ 889,669    $3,889,704  $  295,662  $ 8,837,014  $ 25,211,927
                                           =========   ==========   =========    ==========  ==========  ===========  ============



















                             See accompanying notes.

           Hvide Marine Incorporated Retirement Plan and Trust

                        Notes to Financial Statements

                              December 31, 1998


1.  Summary of Significant Accounting Policies

Basis of Presentation

The  accounting  records of the Hvide Marine  Incorporated  Retirement  Plan and
Trust  (the  Plan)  are  maintained  on  the  accrual   basis.   All  securities
transactions of the Plan are recorded as of the trade date.

Valuation of Investments

Marketable securities are sated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The fair value of the participation units owned by the Plan in the common trust fund is based on quoted redemption values on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  Description of Plan

A complete description of Plan provisions including those relating to contributions, vesting, withdrawals, and distributions is disclosed in the Summary Plan Description and the Plan Document. Copies of these documents are available from Hvide Marine Incorporated's Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and covers substantially all employees of Hvide Marine Incorporated (the Company or the Employer). The plan was adopted effective July 1, 1985.

                Hvide Marine Incorporated Retirement Plan and Trust

2.  Description of Plan (continued)

Contributions

Participants may contribute up to 12% of pre-tax and up to 1% of after-tax annual compensation up to the current dollar limit set by the Internal Revenue Service. The Company may make a discretionary matching based on the participant's eligibility. The Company may also, at its discretion, make additional contributions based on the participant's compensation.

Participants may select to invest contributions among several investment options that involve investments in money market, bond, investment contract trusts, equity funds and the Company's common stock.

Participant Accounts

Each participant's account is credited with the participant's contributions, the appropriate portion of the Employer's contributions, and an allocation of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participant contributions and related investment income are at all times 100% vested and nonforfeitable. Participants become vested in Employer contributions and actual earnings thereon according to the vesting schedule described below.


Vesting, Withdrawals and Distributions

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in any Employer contributions plus actual earnings thereon is based on years of continuous service. A participant vests 20% in Employer contributions each year until they are 100% vested after five years of continuous service or upon death, disability or retirement. Withdrawals and distributions are controlled in accordance with the provisions of the Plan.

Administrative Expenses

All of the administrative expenses of the Plan may be paid by the Company or the Plan. During 1998, the Company paid substantially all of the administrative expenses of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan, to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

             Hvide Marine Incorporated Retirement Plan and Trust

3.  Investments

The  following  table  presents  the  fair  value  of  investments   with  those
representing 5% or more of the Plan's assets being separately identified at December 31, 1998 and 1997:

                                                                                1998               1997
                                                                          ----------------    ----------------
         Mutual funds:
             Equity Income Fund.........................................  $      4,357,747    $      4,129,049
             Equity Index 500 Fund......................................         5,899,372           3,932,043
             Mid Cap Growth.............................................         1,611,672                  --
             Science & Technology Fund..................................         1,571,747                  --
             Small Cap Value Fund.......................................         2,776,526           3,871,570
             Other......................................................         2,861,985           4,039,638
                                                                          ----------------    ----------------
                                                                                19,079,049          15,972,300
                                                                          ----------------    ----------------

         Cash...........................................................            16,000                  --
         Common trust fund:
             Stable Value Fund Schedule E...............................        10,264,999                  --
             Stable Value Fund..........................................                --           8,779,589
         Common stock:
             Hvide Marine Incorporated..................................           416,674             293,341
                                                                          ----------------    ----------------
                                                                          $     29,776,722    $     25,045,230
                                                                          ================    ================

During the years ended December 31, 1998 and 1997, the Plan's net appreciation (depreciation) in the fair value of investments was as follows:

                                                                                1998               1997
                                                                          ----------------    ----------------
         Mutual funds...................................................  $      1,201,388    $      1,835,582
         Common trust fund..............................................                --                  --
         Common stock...................................................          (717,809)              5,821
                                                                          ----------------    ----------------
                                                                          $        483,579    $      1,841,403
                                                                          ================    ================

4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 18, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

               Hvide Marine Incorporated Retirement Plan and Trust

5.  Year 2000 Issue (Unaudited)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle Year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the Year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by June 1999.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own Year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be Year 2000 compliant by early 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the Year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be Year 2000 ready.

6.  Other Matters

As of June 25, 1999, the fair value of the Company's common stock, as held by the Plan as of December 31, 1998, was $169,170.

               Hvide Marine Incorporated Retirement Plan and Trust

            Line 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1998


                                              Description of Investment,
                                             Including Maturity Date, Rate
     Identity of Issuer, Borrower,           of Interest, Par on Maturity                           Current
        Lessor or Similar Party                          Value                     Cost              Value
   Mutual Funds:
   *T. Rowe Price Trust Company:
                                         High Yield Fund                      $       272,572  $        267,449
                                         Spectrum Income Fund                         259,353           258,199
                                         Dividend Growth Fund                         347,866           350,465
                                         Equity Income Fund                         3,857,949         4,357,747
                                         Equity Index 500 Fund                      3,942,975         5,899,372
                                         International Stock Fund                     535,056           583,256
                                         Mid Cap Growth                             1,269,584         1,611,673
                                         New America Growth Fund                      733,055           799,060
                                         New Asia Fund                                 96,613            70,938
                                         New Horizons Fund                            510,123           532,618
                                         Science & Technology Fund                  1,303,128         1,571,747
                                         Small-Cap Value Fund                       2,804,001         2,776,525
                                                                              ---------------  ----------------
                                                                                   15,932,275        19,079,049

*T. Rowe Price Trust Company             Cash                                          16,000            16,000

Common trust fund:
*T. Rowe Price Trust Company             Stable Value Fund Schedule E              10,264,999        10,264,999

*Hvide Marine Incorporated               Common Stock                               1,115,527           416,674
                                                                              ---------------  ----------------
                                                                              $    27,328,801  $     29,776,722
                                                                              ===============  ================


*Indicates party in-interest

               Hvide Marine Incorporated Retirement Plan and Trust

                       Schedule of Reportable Transactions

                                December 31, 1998

                                                                                                              Current
                                                                                                              Value of
                                                                                                             Asset on        Net
   Identity of Party                        Description of           Purchase       Selling      Cost of   Transaction       Gain
       Involved                                 Assets                Price         Price        Asset         Date        or Loss
   ----------------              -------------------------------   ----------   -----------  -----------  -----------  -----------
Category (i)--Individual transactions in excess
of 5% of the plan assets:

T. Rowe Price Trust Company      Stable Value Fund Schedule E     $9,300,171   $        --  $ 9,300,171  $ 9,300,171  $        --

T. Rowe Price Trust Company      Stable Value Fund                        --     9,300,171    9,300,171    9,300,171           --

Category (iii)--Series of transactions
involving securities of the same issue
aggregating in excess of 5% of the plan assets:

T. Rowe Price Trust Company      Equity Income Fund               $1,588,506   $        --  $ 1,588,506  $ 1,588,506  $        --
                                 Equity Income Fund                       --     1,422,538    1,270,069    1,422,538      152,469

T. Rowe Price Trust Company      Equity Index 500 Fund             1,619,171            --    1,619,171    1,619,171           --
                                 Equity Index 500 Fund                    --       776,121      644,361      776,121      131,760

T. Rowe Price Trust Company      Small-Cap Value Fund              1,000,248            --    1,000,248    1,000,248           --
                                 Small-Cap Value Fund                     --     1,442,369    1,362,958    1,442,369       79,411

T. Rowe Price Trust Company      Stable Value Fund Schedule E     11,470,844            --   11,470,844   11,470,844           --
                                 Stable Value Fund Schedule E             --     1,205,843    1,205,843    1,205,843           --

T. Rowe Price Trust Company      Stable Value Fund                 2,353,551            --      533,000      533,000           --
                                 Stable Value Fund                        --    11,133,140   11,133,140   11,133,140           --

There were no category (ii) or (iv) reportable transactions during 1998.

                                                                  Exhibit A


               Consent of Independent Certified Public Accountants


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-19543) pertaining to the Hvide Marine Incorporated Retirement Plan and Trust of our report dated June 8, 1999, with respect to the financial statements and supplemental schedules of the Hvide Marine Incorporated Retirement Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 1998.

                                         /s/ Ernst & Young LLP



Miami, Florida
June 25, 1999